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                 July 31, 2023

       Ben Volkow
       Chief Executive Officer
       Otonomo Technologies Ltd.
       16 Abba Eban Blvd.
       Herzliya Pituach 467256, Israel

                                                        Re: Otonomo
Technologies Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed July 24, 2023
                                                            File No. 333-273394

       Dear Ben Volkow:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Matthew
       Derby, Legal Branch Chief, at (202) 551-3334, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              John M. Greer